

Mail Stop 3628

December 30, 2009

VIA FACSIMILE (215-988-2757) and US MAIL

H. John Michel, Esq.
Matthew Meyers, Esq.
Drinker Biddle & Reath LLP
One Logan Square, 18th and Cherry Streets
Philadelphia, PA 19103

> **Re:** **NUCRYST Pharmaceuticals Corp.**
> **Schedule 13E-3**
> **Filed December 1, 2009**
> **File No. 005-81536**

Dear Messrs. Michel and Meyers:

We have reviewed your response letter dated December 28, 2009 and have the following comments.

Information Circular

Background to the Amalgamation, page 7

1. We note your response to comment 2 and your supplemental response explaining the reasons the Corporation and Westaim concluded that the Amalgamation proposed by the Corporation would be the most cost-effective and efficient method of distributing proceeds to shareholder as compared to a liquidation. Please provide the disclosure you have supplementally provided to us in your response. In addition, please include disclosure why the current proposed structure was chosen as opposed to the other alternatives described on page 8 of your information circular.

Fairness of the Proposed Transactions, page 12

2. We note your response to comment 3 and your proposed additional disclosure. However, we believe your disclosure should address at a minimum all of the factors referenced in Instruction 2 to Item 1014 of Regulation M-A, and in particular, whether any of those factors were considered by the Board of Directors of the Corporation and Westaim in making their respective fairness determination. If any one particular factor was not considered by the board or Westaim, please so state and to the extent possible, please explain why the factor was not considering in making the fairness consideration.

3. In addition, we note your proposed additional disclosure set forth in your response to comment 3 provides that the Board of Directors of the Corporation as well as Westaim adopted the Valuation analysis and related discussion provided by KPMG. Please revise your disclosure to include the material portions of the Valuation analysis as well as the related discussions that the board and Westaim considered in making their fairness determination.

4. We note your supplemental response to comment 3 that the KPMG Valuation opinion was distributed to shareholders as an appendix to the Information Circular, which considered the current and historical market price of NUCRYST shares and adjusted net asset valuation with a going concern assumption. We also note your response that certain required information in a Schedule 13E-3 is provided for in the document, albeit in various sections of the document. We believe that such required information is material to investors and as such, the information should be provided for in one section of the document, and in particular the section discussing the fairness of the Amalgamation. Therefore, please revise your disclosure to provide the information required in Item 8 of Schedule 13E-3 in one section of your document.

5. We note your response to 5 and your supplemental response discussing "the remaining proceeds" of the asset sale to Westaim, and the comparison, on a per share basis, with the distribution to be made to the Minority Shareholders. We also note your disclosure that some of the supplemental response was provided for in KPMG's Valuation opinion. We believe the information provided to us supplementally in this response, including some of the information contained in KPMG's Valuation opinion, should be provided for in your discussion of the fairness of the transaction. As such, please revise your disclosure to include the information you have supplementally provided to us.

Unaffiliated Representative, page 14

6. We note your response to comment 6 and your supplemental response. Please revise your disclosure to provide what you have supplementally provided to us. In addition, we note your supplemental response that each of the board members of the Corporation were determined to be "fully independent" of Westaim. Please explain in your revised disclosure what you mean by "fully independent."

Fairness Opinion and Valuation, page 14

7. We note your response to comment 7 and your supplemental response. Please revise your disclosure to include the fees paid by the Corporation and Westaim to KPMG in connection with the Fairness Opinion as well as the Valuation opinion.

8. We note your response to comment 8 and your supplemental response that the projections provided to KPMG are not relevant to the Valuation prepared for purposes of the Amalgations and therefore not meaningful to shareholders. It appears that KPMG reviewed and relied upon such projections in assessing the fairness of the Amalgamation.

For example, we note the disclosure provided for in the first sentence under the subsection entitled "Scope of Review" as well as the last bullet point in KPMG's Fairness Opinion on page 4. Therefore, we reissue the comment. Please revise your disclosure to disclose all projections provided to KPMG in connection with their assessment of the Amalgamation. With respect to the confidentiality agreement issue, please note that you may submit a request for confidential treatment of such projections. In this regard, we advise you, however, that if the information is material to investors, we do not generally consider the existence of a confidentiality agreement to be a deciding factor in granting the confidential treatment request.

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Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions